This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-143715
SUBJECT TO COMPLETION, DATED JUNE 13, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 13, 2007

$150,000,000

  % Convertible Senior Notes due 2027

We are offering $150,000,000 aggregate principal amount of our  % Convertible Senior Notes due 2027. We will pay interest on the notes semi-annually on each January 1 and July 1, commencing on January 1, 2008. The notes will mature on July 1, 2027.

The notes are convertible, at the holder’s option, into cash and, if applicable, shares of our common stock in the following circumstances:

•	prior to January 1, 2027, during specified periods if the closing sale price of our common stock exceeds the threshold described herein;

•	on or after January 1, 2027, until the close of business on the business day preceding maturity;

•	during specified periods if the trading price of the notes is below the threshold described herein;

•	if we have called the particular notes for redemption; or

•	upon the occurrence of specified corporate transactions.

The initial base conversion rate per share is           shares of common stock per $1,000 principal amount of notes, equivalent to a base conversion price of $     . If, at the time of conversion, the applicable stock price is less than or equal to the base conversion price, the applicable conversion rate will be equal to the base conversion rate. If the applicable stock price is greater than the base conversion price, then the applicable conversion rate will be increased pursuant to the formula described in this prospectus supplement.

We may redeem the notes, in whole at any time, or in part from time to time, on or after July 1, 2011 at a redemption price, payable in cash, of 100% of the principal amount of the notes, plus accrued and unpaid interest, if any. Holders may require us to repurchase all or a portion of their notes on July 1, 2011, July 1, 2017 and July 1, 2022 at 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, payable in cash.

Upon the occurrence of a fundamental change, holders may require us to repurchase some or all of their notes for cash at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any. Also, if a make-whole fundamental change occurs prior to July 1, 2011, we may be required to increase the conversion rate for any notes converted in connection with such fundamental change by a specified number of shares of our common stock. The extent to which the conversion rate will be increased will be based on the price paid, or deemed to be paid, with respect to a share of our common stock in, and the effective date of, the make-whole fundamental change.

The notes will be our unsecured senior obligations and will rank equal in right of payment to our existing and future senior obligations. Our obligations under the notes will not be guaranteed by, and will be structurally subordinated in right of payment to all existing and future obligations of, our subsidiaries.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “BBBB.” The closing price of our common stock on June 13, 2007 was $42.85 per share.

Investing in the notes involves a high degree of risk. See “Risk Factors” beginning on page S-9.

Underwriting
	Price to	Discounts and	Proceeds
	Public	Commissions	to Us(1)

Per Note	%	%	%
Total	$	$	$

(1)	Before expenses and plus accrued interest, if any from June , 2007.

We have granted the underwriters a 30-day option to purchase a maximum of $15,000,000 additional principal amount of notes solely to cover over-allotments.

Delivery of the notes in book-entry form only will be made on or about June   , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse
Citi

The date of this preliminary prospectus supplement is          , 2007.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates information contained in the accompanying prospectus. The second part, the prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, when making your investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or documents to which we otherwise refer you, including free writing prospectuses. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Those statements

S-i

are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called “forward-looking statements” by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” in this prospectus supplement and are disclosed in the information incorporated by reference in this prospectus, including in Item 1A, Risk Factors, of our Form 10-K for the fiscal year ended December 31, 2006 and our Form 10-Q for the fiscal quarter ended March 31, 2007.

We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy all or any portion of this information at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Blackboard, who file electronically with the SEC. The address of that site is www.sec.gov.

Our Internet website address is www.blackboard.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into this prospectus supplement and the accompanying prospectus.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Blackboard, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus incorporates by reference the documents set forth below that Blackboard has previously filed with the SEC and that are not delivered with this prospectus supplement and the accompanying prospectus. These documents contain important information about Blackboard and its financial condition.

Blackboard SEC Filings (File No. 000-50784)	Period

Annual Report on Form 10-K	Fiscal year ended December 31, 2006

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2007

Current Reports on Form 8-K	Filed February 6, 2007, March 8, 2007, April 23, 2007 and June 13, 2007

The description of Blackboard common stock as set forth in its Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description	Filed on May 28, 2004

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K) between the date of this prospectus supplement and the termination of the offering of the notes shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

S-iii

To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Blackboard Inc.
1899 L Street, N.W.
Washington, D.C. 20036
Attention: Investor Relations
(202) 463-4860

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated into such document.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus and does not contain all of the information you need to consider in making your investment decision. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus. You should read carefully this entire prospectus supplement and such other information and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to invest in the notes. In this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, “Blackboard,” the “Company,” “we,” “us” or “our” refer to Blackboard Inc. and its subsidiaries.

Our Company

We are a leading provider of enterprise software applications and related services to the education industry. Our product line consists of various software applications delivered in two suites, the Blackboard Academic Suitetm and the Blackboard Commerce Suitetm. We license these products on a renewable basis, typically for an annual term. Our clients primarily include colleges, universities, schools and other education providers, as well as textbook publishers and student-focused merchants who serve these education providers and their students. These clients use our software to integrate technology into the education experience and campus life, and to support activities such as a professor assigning digital materials on a class website; a student collaborating with peers or completing research online; an administrator managing a departmental website; or a merchant conducting cash-free transactions with students and faculty through pre-funded debit accounts.

We began operations in 1997 as a limited liability company organized under the laws of the state of Delaware and served as a primary contractor to an education industry technical standards organization. In 1998, we incorporated under the laws of the state of Delaware and acquired CourseInfo LLC, which had developed an internal online learning system used by faculty at Cornell University, and had begun marketing its technology to universities and school districts in the United States and Canada.

The Offering

The following is a brief summary of the terms of the notes. For a more complete description of the notes, see “Description of the Notes” in this prospectus supplement.

Issuer	Blackboard Inc.

Notes Offered	$150,000,000 aggregate principal amount (or $165,000,000 aggregate principal amount if the underwriters exercise in full their option to purchase additional notes solely to over over-allotments) of % Convertible Senior Notes due 2027.

Maturity	July 1, 2027.

Interest Payment Dates	January 1 and July 1 of each year, beginning on January 1, 2008.

Interest	% per annum on the principal amount, payable semiannually, in arrears.

Ranking	The notes will be our unsecured senior obligations and will be:

• equal in right of payment to all of our existing and future senior indebtedness;

• effectively subordinated in right of payment to any of our existing or future secured indebtedness to the extent of the value of the collateral securing such obligations; and

• effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries, including trade debt.

At March 31, 2007, we had approximately $19.4 million of senior indebtedness outstanding, all of which was secured indebtedness, and our subsidiaries had no indebtedness outstanding. All of this indebtedness will be repaid with a portion of the proceeds from this offering.

Conversion Rights	Only under the circumstances discussed below, you may surrender your notes for conversion, in whole or in part, into cash and, if applicable, shares of our common stock at any time on or before the close of business on the business day immediately preceding July 1, 2027, unless the notes have been previously redeemed or repurchased. You may convert your notes only in the following circumstances:

• prior to January 1, 2027, with respect to any calendar quarter commencing after June 30, 2007, if the closing sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the base conversion price on such last trading day;

• on or after January 1, 2027, until the close of business on the business day preceding maturity;

• during the five business-day period following any five consecutive trading-day period in which the trading price was less than 95% of the product of the average of the closing sale prices of our common stock for such five trading-day period and the applicable conversion rate;

• if we have called the particular notes for redemption and the redemption has not yet occurred; or

• upon the occurrence of specified corporate transactions described under “Description of the Notes — Conversion Rights — Conversion Upon Specified Corporate Transactions.”

Conversion Rate	The applicable conversion rate per $1,000 principal amount of notes to be converted will be determined as follows:

• if the applicable stock price is less than or equal to the base conversion price, the applicable conversion rate will be the base conversion rate as it may be adjusted as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments,” or

• if the applicable stock price is greater than the base conversion price, the applicable conversion rate will be determined in accordance with the following formula:

base conversion rate +	[	(applicable stock price − base conversion price) × incremental share factor applicable stock price	]

The applicable conversion rate, including any additional shares added to the conversion rate in connection with a fundamental change, will not exceed (which is equal to a conversion price of $ per share); however such maximum conversion rate will be adjusted for all conversion rate adjustments described below under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments — Adjustment Events.”

The “base conversion price” is a dollar amount (initially $ per $1,000 principal amount of notes) derived by dividing $1,000 by the base conversion rate.

The “base conversion rate” per $1,000 principal amount of notes is , subject to adjustment as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments” and “— Increase of Conversion Rate upon Certain Fundamental Changes.”

The “incremental share factor” is , subject to the same adjustments as the base conversion rate.

The “applicable stock price” is equal to the average of the closing sale prices of our common stock over the cash settlement averaging period (as defined under “Description of the Notes — Conversion Rights — Payment Upon Conversion”). See “Description of the Notes — Conversion Rights.”

In addition, following a “make-whole fundamental change” (as defined in this prospectus supplement), we will increase the applicable conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change in certain circumstances. See “Description of the Notes — Conversion Rights — Increase of Conversion Rate upon Certain Fundamental Changes.”

Conversion Settlement	Subject to certain exceptions described under “Description of the Notes — Conversion Rights — Increase of Conversion Rate upon

Certain Fundamental Changes,” we will deliver to holders in respect of each $1,000 principal amount of notes surrendered for conversion a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days during the applicable cash settlement averaging period.

The “daily settlement amount,” for each of the 20 consecutive trading days during a cash settlement averaging period, shall consist of:

• cash equal to the lesser of $50 and the daily conversion value; and

• to the extent the daily conversion value exceeds $50, a number of shares equal to (A) the difference between the daily conversion value and $50, divided by (B) the closing sale price of our common stock for such day.

The “daily conversion value” means, for each of the 20 consecutive trading days during a cash settlement averaging period, one-twentieth (1/20) of the product of (1) the applicable conversion rate on such day and (2) the closing sale price of our common stock on such day.

The “cash settlement averaging period” with respect to any note being converted means the 20 consecutive trading-day period beginning on and including the second trading day after a conversion date (as defined under “Description of the Notes — Conversion Rights — Conversion Procedures”), except that with respect to any conversion date during the 30 calendar day period prior to the maturity date or a redemption date, as applicable, the cash settlement averaging period means the 20 consecutive trading days beginning on and including the 22nd scheduled trading day prior to the maturity date or redemption date, as the case may be.

We will deliver the settlement amount to holders who have tendered notes for conversion on the third business day immediately following the last day of the cash settlement averaging period in respect of such notes; provided that, in the event of a business combination (as defined under “Description of the Notes — Conversion Rights — Conversion Upon Specified Corporate Transactions”), the consideration for which consists entirely of cash, the settlement amount will be determined based solely on the amount of cash which holders of our common stock are entitled to receive in respect of each share of common stock upon such business combination. In such event, we will pay the holders in cash as promptly as practicable, but in no event later than the third business day after the conversion date provided that no payment will be made prior to the occurrence of the transaction.

Repurchase of Notes upon a Fundamental Change	A holder may require us to repurchase some or all of its notes for cash upon the occurrence of a fundamental change at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, in each case to, but not including, the repurchase date. See “Description of the Notes — Repurchase of Notes upon a Fundamental Change.”

Increase of Conversion Rate upon Certain Fundamental Changes	If a make-whole fundamental change occurs prior to July 1, 2011, we may be required in certain circumstances to increase the applicable conversion rate for any notes converted in connection with such fundamental change by a specified number of shares of our common stock. A description of how the conversion rate will be increased and a table showing the increase in conversion rate that would apply at various stock prices and fundamental change effective dates are set forth under “Description of the Notes — Conversion Rights — Increase of Conversion Rate upon Certain Fundamental Changes.”

Optional Redemption	Beginning on July 1, 2011, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, up to, but not including, the date of redemption. See “Description of the Notes — Optional Redemption of the Notes.”

Repurchase of Notes	You may require us to repurchase all or a portion of your notes on July 1, 2011, July 1, 2017 and July 1, 2022 at a price equal to 100% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest, if any, up to, but not including, the date of repurchase. See “Description of the Notes — Repurchase of Notes on Specified Dates.”

Sinking Fund	None.

Use of Proceeds	We estimate that the net proceeds from the sale of the notes will be approximately $145.1 million after deducting fees and estimated offering expenses payable by us ($159.7 million if the underwriters exercise their option to purchase additional notes in full). We intend to use $19.4 million of the proceeds to repay the amounts outstanding under our senior secured term loan facility. We intend to use the remaining net proceeds for working capital and general corporate purposes, which may include funding potential future acquisitions.

Trustee and Paying Agent	U.S. Bank National Association.

DTC Eligibility	The notes will be issued in fully registered book-entry form and will be represented by one or more permanent global notes without coupons. Global notes will be deposited with a custodian for and registered in the name of a nominee of DTC. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of the Notes — Book-Entry Delivery and Form.”

Listing and Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. The notes will be new securities for which there is currently no public market. Our common stock is listed on the Nasdaq Global Select Market under the symbol “BBBB.”

Governing Law	The indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York.

Risk Factors

See “Risk Factors” beginning on page S-9 of this prospectus supplement for a discussion of certain factors that you should carefully consider before investing in the notes.

Corporate Information

Our principal office is located at 1899 L Street, N.W., Washington, D.C. 20036 and our telephone number is (202) 463-4860.

Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data as of December 31, 2005, December 31, 2006 and March 31, 2007, for each of the three years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007. This data was derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006 and from our unaudited consolidated financial statements included in our quarterly report on Form 10-Q for the three months ended March 31, 2007, each of which is incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in such annual report on Form 10-K and quarterly report on Form 10-Q.

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
	(In thousands, except per share amounts)

Statement of operations data:
Revenues:
Product	$98,632	$120,389	$160,392	$33,174	$49,981
Professional services	12,771	15,275	22,671	4,534	5,299

Total revenues	111,403	135,664	183,063	37,708	55,280
Operating expenses:
Cost of product revenues, excludes $1,567,000, $0, $9,333,000, $933,000 and $2,825,000 of amortization of acquired technology included in amortization of intangibles resulting from acquisitions shown below for the years ended December 31, 2004, 2005, 2006 and the three months ended March 31, 2006 and 2007, respectively(1)	25,897	29,607	39,594	7,966	11,697
Cost of professional services revenues(1)	7,962	10,220	16,001	3,391	3,764
Research and development(1)	13,749	13,945	27,162	4,884	6,953
Sales and marketing(1)	35,176	37,873	58,340	12,149	14,546
General and administrative(1)	15,069	19,306	35,823	7,600	9,317
Amortization of intangibles resulting from acquisitions	3,517	266	17,969	1,837	5,399

Total operating expenses	101,370	111,217	194,889	37,827	51,676

Income (loss) from operations	10,033	24,447	(11,826)	(119)	3,604
Interest income (expense), net	315	3,097	(2,974)	663	(353)
Other (expense) income	—	—	(519)	(326)	73

Income (loss) before (provision) benefit for income taxes and cumulative change in accounting principle	10,348	27,544	(15,319)	218	3,324
(Provision) benefit for income taxes	(299)	14,309	4,582	(70)	(1,380)

Net income (loss)	10,049	41,853	(10,737)	148	1,944
Dividends on and accretion of convertible preferred stock	(6,344)	—	—	—	—

Net income (loss) attributable to common stockholders	$3,705	$41,853	$(10,737)	$148	$1,944

Net income (loss) attributable to common stockholders per common share:
Basic	$0.23	$1.57	$(0.39)	$0.01	$0.07

Diluted	$0.21	$1.47	$(0.39)	$0.01	$0.07

Weighted average number of common shares:
Basic	16,072	26,715	27,858	27,577	28,352

Diluted	17,864	28,510	27,858	28,757	29,428

(1)	Includes the following amounts related to stock-based compensation:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
	(In thousands)

Cost of product revenues	$—	$—	$386	$35	$129
Cost of professional services revenues	—	—	524	118	116
Research and development	—	—	733	122	117
Sales and marketing	—	—	2,951	407	2,951
General and administrative	174	75	3,462	817	3,462

Cash flow data:
Net cash provided by (used in) operations	32,731	39,813	22,886	(10,023)	891
Depreciation and amortization, excluding intangibles	6,275	6,867	8,980	1,902	2,512
Purchase of property and equipment	7,440	7,959	10,081	1,569	2,417

	As of December 31,		As of March 31,
	2005	2006	2007
		(in thousands)

Balance sheet data:
Cash, cash equivalents and short-term investments	$138,497	$30,776	$25,881
Working capital (deficit)	93,388	(36,976)	(28,215)
Total assets	224,188	307,299	286,478
Deferred revenues, current portion	74,975	117,972	96,070
Total debt, net of debt discount	—	23,623	18,834
Total stockholders’ equity	130,325	140,121	148,406

Other financial data:

								Pro Forma as adjusted(2)
								Three Months Ended		Year Ended
	Year Ended December 31,							March 31,		December 31,
	2002	2003	2004		2005		2006	2007		2006

Ratio of earnings to fixed charges(1)	—	—	11.22	x	39.69	x	—	2.60	x	—

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as (loss) income before (provision) benefit for income taxes and fixed charges. Fixed charges consist of interest expense, portion of rent expense representative of interest factor and amortization of debt discount. Earnings were insufficient to cover fixed charges by approximately $14.7 million, $0.8 million and $15.3 million for the years ended December 31, 2002, 2003 and 2006, respectively, and $15.4 million pro forma for the year ended December 31, 2006.

(2)	The following column sets forth the adjustment in our ratio of earnings to fixed charges on a pro forma basis taking into account the issuance of the new notes at an assumed interest rate of 3.25% and the repayment of $19.4 million of our senior secured term loan facility.

RISK FACTORS

An investment in the notes involves risks. You should carefully consider the following risks, as well as the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the following risks actually occurs, our business, and your investment in the notes, could be negatively affected. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent annual report on Form 10-K and quarterly report on Form 10-Q, which are on file with the SEC and incorporated herein by reference and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also negatively affect us and your investment in the notes.

Risks Relating to the Offering

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt obligations, including the notes.

Our level of debt poses the following risks:

•	we will use a significant portion of our cash flow to pay principal and interest on our outstanding debt, limiting the amount available for working capital, capital expenditures and other general corporate purposes;

•	lenders may be unwilling to lend additional amounts to us for future working capital needs, additional acquisitions or other purposes or may only be willing to provide funding on terms we would consider unacceptable;

•	if our cash flow were inadequate to make interest and principal payments on our debt, we might have to refinance our indebtedness and may not be successful in those efforts; and

•	our ability to finance working capital needs and general corporate purposes for the public and private markets, as well as the associated cost of funding is dependent, in part, on our credit ratings, which may be adversely affected by declining revenues.

We may be more vulnerable to adverse economic conditions than less leveraged competitors and thus, less able to withstand competitive pressures.

Any of these events could reduce our ability to generate cash available for investment or debt repayment or to make improvements or respond to events that would enhance profitability.

We may be able to incur significantly more debt in the future, which will increase each of the foregoing risks related to our indebtedness.

The convertible notes are unsecured and contain no restrictive covenants.

The notes are not secured by our assets or those of our subsidiaries. The indenture does not limit our ability to incur debt, including secured debt. Accordingly, the notes will be effectively subordinated to any of our existing or future secured debt to the extent of the value of the assets securing that debt. In addition, the indenture does not contain any financial covenants, restrict our ability to repurchase our securities, pay dividends or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases our level of indebtedness. Furthermore, the requirement that we offer to repurchase the notes upon a fundamental change is limited to transactions specified in the definition of “fundamental change” under “Description of the Notes — Repurchase of Notes Upon a Fundamental Change” and may not include other events that might adversely affect our financial condition. In addition, the requirement, if applicable, that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes and our common stock.

We have not requested a rating of the notes from any rating agency and we do not anticipate that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the notes and our common stock could be harmed.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes will be subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock (including the stock of a subsidiary), indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of the Notes.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of our common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

The adjustment to increase the conversion rate for notes converted in connection with certain fundamental change events may not adequately compensate holders for the lost option time value of their notes as a result of such fundamental change and may not be enforceable.

If certain fundamental change events occur prior to July 1, 2011, we may be required to increase the conversion rate for any notes converted in connection with such fundamental change. The extent to which the conversion rate will be increased will be based on the date on which the fundamental change becomes effective and the price paid, or deemed to be paid, in respect of a share of our common stock in the fundamental change as described under “Description of the Notes — Conversion Rights — Increase of Conversion Rate upon Certain Fundamental Changes.” While this adjustment is designed to compensate you for the lost option time value of your notes as a result of a fundamental change, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid, or deemed to be paid, in respect of a share of our common stock in connection with such fundamental change is less than $      or more than $      (subject to adjustment), we will not increase the conversion rate in connection with such fundamental change. Furthermore, our obligation to make the adjustment could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

There is no public market for the notes, which could limit their market price or your ability to sell them for an amount equal to or higher than their initial offering price.

The notes are a new issue of securities for which there currently is no trading market. We do not intend to apply for a listing of the notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, we cannot assure you that a market will develop for the notes or that you will be able to sell your notes. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, the price of our underlying common stock, general economic conditions and our financial condition, performance and prospects. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may terminate their market making activities at any time, in their sole discretion, which could negatively impact your ability to sell the notes or the prevailing market price at the time you choose to sell.

We may not be able to repurchase the notes when required by the holders, including upon a fundamental change or other specified dates at the option of the holder, or pay you cash upon conversion of your notes.

Upon the occurrence of a fundamental change, you will have the right to require us to repurchase your notes at a price in cash equal to 100% of the principal amount of the notes you have selected to be repurchased plus accrued and unpaid interest, if any, to, but not including, the repurchase date. Any future credit agreement or other agreements relating to indebtedness to which we become a party may contain similar provisions. You will also have the right to require us to repurchase your notes for cash on July 1, 2011, July 1, 2017 and July 1, 2022. Moreover, upon conversion of the notes, we are required to settle a portion of the conversion obligation in cash. In the event that we are required to repurchase the notes offered hereby or upon your conversion of the notes, we may not have sufficient financial resources to satisfy all of our obligations under the notes and our other debt instruments. Our failure to make the fundamental change offer, to pay the repurchase price when due, or to pay cash to you upon your conversion of notes, would result in a default under the indenture governing the notes. In addition, the fundamental change feature of the notes does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See “Description of the Notes — Repurchase of Notes Upon a Fundamental Change,” “Description of the Notes — Repurchase of Notes on Specified Dates,” and “Description of the Notes — Consolidation, Merger and Sale of Assets.”

The conditional conversion feature of the notes could prevent your receiving the value of the cash and common stock into which a note is convertible.

The notes are convertible into shares of our common stock only if specified conditions are met. If these conditions are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and common stock into which the notes would otherwise be convertible.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

The conversion value that you will receive upon conversion of your notes is in part determined by the daily closing price per share of our common stock on the Nasdaq Global Select Market for the 20 consecutive trading days beginning on the second trading day after a notice of conversion in respect of the notes is delivered to the conversion agent. Accordingly, if the price of our common stock decreases after you give notice of conversion, the conversion value you receive may be adversely affected.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000 in cash at a price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, pursuant to the terms of the notes, we may not enter into certain mergers unless, among other things, the surviving entity assumes all of our obligations under the indenture and the notes.

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

Holders of the notes are entitled to convert the notes into our common stock, among other circumstances, during any calendar quarter commencing after the date of the original issuance of the notes, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 130% of the conversion price of the notes in effect on the last trading day. The notes may have a dilutive effect on earnings per share in any period in which the market price of our common stock exceeds the conversion price for the notes, even if this conversion contingency is not met, as a result of the inclusion of the underlying shares in the fully diluted earnings per share calculation. Volatility in our stock price could cause this condition or other conversion conditions to be met in one quarter and not in a subsequent quarter, increasing the volatility of fully diluted earnings per share.

The market price of our common stock may experience volatility in the future and the issuance of substantial amounts of our common stock could adversely affect the market price of our common stock and, thus, the trading price of the notes. Additionally, the market price of our common stock will affect the trading price of the notes.

The notes will be convertible into cash or a combination of cash and shares of our common stock, and the number of shares into which the notes may be partially converted will depend on the market price of our common stock. The market price of our common stock may experience high volatility in the future, and the broader stock market from time to time experiences significant price and volume fluctuations. This volatility has affected and may continue to affect the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the market price of our common stock in a similar fashion. In addition, our announcements of our quarterly operating results or other company-specific events, changes in general conditions in the economy or the financial markets, changes in outlook, estimates or coverage of us by research analysts and other developments affecting us or our competitors could also cause the market price of our common stock to fluctuate substantially. The trading price of the notes is expected to be affected significantly by the market price of our common stock.

In addition, the issuance of substantial amounts of our common stock, including any common stock issuable upon conversion of the notes, could adversely impact its market price. In the future, we may sell additional shares of our common stock to raise capital or as consideration in acquisitions. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options. As of June 12, 2007, approximately 4,408,339 shares of our common stock were reserved for issuance for outstanding stock options. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price of our common stock. The issuance and sales of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock and the trading price of the notes.

The market price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

Conversion of the notes may affect the market price of our common stock and may dilute the ownership of existing stockholders.

The conversion of some or all of the notes and any sales in the public market of our common stock issued upon such conversion could adversely affect the market price of our common stock. The existence of the notes may encourage short selling by market participants because the conversion of the notes could depress our common stock price. In addition, the conversion of some or all of the notes could dilute the ownership interests of existing stockholders to the extent that shares of our common stock are issued upon conversion.

Upon conversion of the notes, we will pay cash in lieu of issuing shares of our common stock with respect to an amount up to the principal amount of notes converted and therefore, holders of the notes may receive no shares of our common stock upon conversion.

Upon conversion, we will pay cash and shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each day of the 20 trading day settlement period. See “Description of the Notes — Conversion Rights — Payment Upon Conversion.” Accordingly, upon conversion of a note, holders may not receive any shares of our common stock. Further, our liquidity may be reduced upon conversion of the notes. In addition, in the event of our bankruptcy, insolvency or certain similar proceedings during the conversion period, there is a risk that a bankruptcy court may decide a holder’s claim to receive such cash and shares could be subordinated to the claims of our creditors as a result of such holder’s claim being treated as an equity claim in bankruptcy.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, as a holder of notes you will not be entitled to vote on the amendment, although any shares of our common stock that you later receive upon conversion will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. Similarly, if we declare a dividend, as a holder of notes you will only be entitled to the conversion rate adjustment, if any, provided for under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.”

The accounting method for convertible debt securities with net share settlement, like the notes, may be subject to change.

For the purpose of calculating diluted earnings per share, a convertible debt security providing for net share settlement and meeting specified requirements under U.S. generally accepted accounting principles, or GAAP, may be accounted for similar to non-convertible debt, with the stated coupon constituting interest expense and any shares potentially issuable upon conversion of the security included in the denominator for the calculation of diluted earnings per share. The shares potentially issuable upon conversion are not included in the calculation of diluted earnings per share until the notes are “in the money.” The Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board is considering alternatives to this treatment, including treatments that would result in additional interest expense as a result of amortizing the amount allocated to the equity component over the term of the instrument, which would adversely affect income available to common stockholders. We cannot determine now the outcome of the EITF deliberations and whether the EITF will require that net share settled securities be accounted for under the existing method, one of the alternative methods under consideration, or some other method, and when any change would be implemented or whether it would be implemented retroactively or prospectively. We also cannot determine now any other changes in GAAP that may be made affecting accounting for convertible debt securities. Any change in the accounting method for convertible debt securities could have an adverse impact on our future financial results. These changes could adversely affect the market price of our common stock, and, in turn, negatively affect the trading price of the notes.

You should consider the U.S. federal income tax consequences of owning the notes.

Investors should be aware that the conversion of notes into either cash only or a combination of cash and shares of our common stock will be taxable, at least in part, at the time of such conversion. Investors considering the purchase of notes are urged to consult with their own tax advisors concerning such consequences and the potential impact in their particular circumstances. The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes are summarized in this prospectus supplement under the heading “Certain Material U.S. Federal Tax Considerations.”

You may have to pay taxes with respect to distributions on the common stock that you do not receive.

The conversion price of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. Please read “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” If, for example, the conversion price is adjusted as a result of a distribution that is taxable to the holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive such distribution. In addition, holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax. If we pay withholding taxes on behalf of a holder, we may set off such payments against payments of cash and common stock on the notes. See “Certain Material U.S. Federal Tax Considerations.”

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include funding potential future acquisitions Pending such uses, we may be limited in the types of investments we can make with the proceeds in order to comply with the requirements of the Investment Company Act of 1940. As a result of the foregoing, these proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

USE OF PROCEEDS

We expect that the net proceeds from the issuance and sale of the notes will be approximately $145.1 million after deducting the underwriters’ discount and estimated offering expenses payable by us ($159.7 million if the underwriters exercise their option to purchase additional notes in full).

We intend to use $19.4 million of the proceeds to repay the amounts outstanding under our senior secured term loan facility and terminate our existing credit agreement. Our senior secured term loan facility has an interest rate of LIBOR plus 2.25% and matures on February 28, 2012. We intend to use the remaining net proceeds for working capital and general corporate purposes, which may include funding potential future acquisitions.

In the ordinary course of business, we consider and evaluate acquisitions of other companies complementary to our business. Although we are not currently a party to any agreement or commitment with respect to any acquisitions, it is possible that we will consummate one or more acquisitions in the near term and that an acquisition may involve the use of a portion of the net proceeds from this offering.

We will retain broad discretion in the allocation and timing of the use of proceeds.

CAPITALIZATION

The following table presents our cash, cash equivalents and short-term investments and capitalization as of March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the offering of the notes and the use of the net proceeds therefrom as described in “Use of Proceeds.”

You should read all of this information in conjunction with the information contained in “Use of Proceeds” in this prospectus supplement and “Selected Financial Data,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our financial statements and other financial information that are incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	As of March 31,
	2007
	Actual	As Adjusted
	(In thousands)

Cash, cash equivalents and short-term investments	$25,881	$151,619

Debt:
Short-term debt	$196	$—
Long-term debt, net of debt discount of $566,000	18,638	—
Notes offered hereby, net of underwriting fees	—	145,687
Stockholders’ equity:
Preferred stock, $0.01 par value: 5,000,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value:
200,000,000 shares authorized; 28,491,775 shares issued and outstanding	285	285
Additional paid-in capital	238,242	238,242
Accumulated deficit	(90,121)	(90,458	)(1)

Total capitalization	$167,240	$293,756

(1)	Reflects the expensing of remaining debt discount upon repayment of $19.4 million term loan, tax affected.

Our outstanding common stock actual and as adjusted as of March 31, 2007 excludes shares of common stock to be reserved for issuance upon conversion of the notes offered by this prospectus supplement and 4,122,185 shares issuable upon the exercise of stock options outstanding at that date.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq Global Select Market under the symbol “BBBB.” As of June 12, 2007, we had approximately 151 stockholders of record.

The following table sets forth the range of high and low reported sale prices per share of our common stock as quoted on the Nasdaq Global Select Market for each period indicated:

	High	Low

Year Ended December 31, 2005
First Quarter	$18.57	$13.54
Second Quarter	24.32	16.99
Third Quarter	25.94	21.36
Fourth Quarter	32.53	22.30
Year Ended December 31, 2006
First Quarter	$32.44	$25.33
Second Quarter	33.17	22.78
Third Quarter	30.93	24.65
Fourth Quarter	30.48	25.61
Year Ending December 31, 2007
First Quarter	$35.55	$28.10
Second Quarter (through June 13, 2007)	43.33	32.19

On June 13, 2007, the reported last sale price of our common stock on the Nasdaq Global Select Market was $42.85 per share.

We have not declared or paid any cash dividends on our common stock. We currently expect to retain all of our earnings for use in developing our business and do not anticipate paying any cash dividends in the foreseeable future.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture between us and U.S. Bank National Association, as trustee. The following description is only a summary of the material provisions of the notes and the indenture. It does not purport to be complete. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes. You may request copies of these documents from us upon written request at our address, which is listed in this prospectus under “Where You Can Find More Information.”

For purposes of this Description of the Notes section, references to “we,” “us,” “our,” “the company” and “Blackboard” refer solely to Blackboard Inc. and not to its subsidiaries.

General

The Notes

The notes will:

•	initially be limited to $150,000,000 aggregate principal amount (or $165,000,000 aggregate principal amount, if the underwriters exercise in full their option to purchase additional notes solely to cover over-allotments);

•	mature on July 1, 2027, unless earlier converted by holders or repurchased or redeemed by us;

•	bear interest at a rate of % per annum on the principal amount, payable semi-annually, in arrears, on each January 1 and July 1, beginning on January 1, 2008, to the holders of record at the close of business on the preceding June 15 and December 15, respectively;

•	be our general unsecured senior obligations, equal in right of payment to all of our existing and future senior indebtedness, effectively subordinated in right of payment to all of the existing and future indebtedness and other liabilities of our subsidiaries, and effectively subordinated to any of our existing and future secured indebtedness;

•	be subject to redemption by us beginning July 1, 2011 for cash at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date as described under “ — Optional Redemption of the Notes”;

•	be subject to repurchase by us, in whole or in part, for cash at the option of holders upon the occurrence of a “fundamental change” (as defined under “— Repurchase of Notes upon a Fundamental Change”), at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date as described under “— Repurchase of Notes upon a Fundamental Change”;

•	be subject to repurchase by us, in whole or in part, for cash at the option of holders on July 1, 2011, July 1, 2017, and July 1, 2022, at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date as described under “— Repurchase of Notes on Specified Dates”; and

•	be represented by one or more registered securities in global form as described under “— Book-Entry Delivery and Form.”

The notes may be converted into cash and, if applicable, shares of our common stock subject to fulfillment of certain conditions as described under “— Conversion Rights.” The base conversion rate is subject to adjustment if certain events occur. Upon conversion of a note, you will not receive any separate payment for accrued and unpaid interest, except under the limited circumstances described below under “— Conversion Rights — General.” If a fundamental change occurs, we may be required in certain circumstances to increase the applicable conversion rate for any notes converted in connection with such fundamental change by a specified number of shares of our common stock.

The indenture governing the notes will not contain any financial covenants and will not restrict us or our subsidiaries from paying dividends, incurring additional senior indebtedness or any other indebtedness or issuing or repurchasing securities. The indenture will contain no covenants or other provisions to afford protection to holders of the notes in the event of highly leveraged transactions or a fundamental change, except to the extent described under “— Repurchase of Notes upon a Fundamental Change” and “— Consolidation, Merger and Sale of Assets.”

No sinking fund is provided for the notes.

We will maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, in denominations of $1,000 principal amount and multiples thereof, and will be represented by one or more global notes. We may pay interest by check mailed to each holder at its address as it appears in the notes register; provided, however, that holders of notes in an aggregate principal amount in excess of $2.0 million will be paid, at their written election, by wire transfer of immediately available funds; provided further, however, that payments to The Depository Trust Company, New York, New York, which we refer to as “DTC,” will be made by wire transfer of immediately available funds to the account of DTC or its nominee. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers or exchanges.

Neither we nor the registrar nor the trustee is required to register a transfer or exchange of any notes for which the holder has delivered, and not validly withdrawn, a repurchase notice, except, in the case of a partial repurchase, that portion of the notes not being repurchased.

Ranking

The notes will be our general unsecured senior obligations, and will be equal in right of payment to all of our existing and future senior indebtedness. The notes will be effectively subordinated in right of payment to any of our existing or future secured indebtedness to the extent of the value of the collateral securing such obligations and effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries, including trade debt. At March 31, 2007, we had approximately $19.4 million of senior indebtedness outstanding, all of which was secured indebtedness, and our subsidiaries had no indebtedness outstanding. All of this indebtedness will be repaid with a portion of the proceeds from this offering.

Principal, Maturity

The indenture will provide for the issuance by us of notes in an amount initially limited to $150,000,000 aggregate principal amount (or $165,000,000 aggregate principal amount, if the underwriters exercise in full their option to purchase additional notes solely to cover over-allotments). We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP number as the notes offered hereby in an unlimited aggregate principal amount; provided, however that no such additional notes may be issued unless fungible with the notes offered hereby for United States federal income tax purposes. The notes and any additional notes will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments and offers to purchase. The notes and any additional notes will mature on July 1, 2027.

Interest

The notes will bear interest at a rate of     % per annum on the principal amount from the date of issuance. We will pay interest semi-annually, in arrears, on each January 1 and July 1, beginning on January 1, 2008. Interest will be paid to the holders of record at the close of business on the June 15 and December 15, as the case may be, immediately preceding the relevant interest payment date.

Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from June   , 2007, the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest will cease to accrue on a note upon its maturity, conversion, redemption or repurchase by us.

Conversion Rights

General

Subject to the restrictions described in this Description of the Notes section, a holder may convert any outstanding notes into cash and, if applicable, shares of our common stock based on the applicable conversation rate and in accordance with the procedures described below.

Prior to January 1, 2027, the notes will be convertible as provided herein only in the circumstances described below under “— Conversion Upon Satisfaction of Common Stock Price Condition,” “— Conversion Upon Satisfaction of Trading Price Condition,” “— Conversion Upon Notice of Redemption” or “— Conversion Upon Specified Corporate Transactions.” On or after January 1, 2027, a holder may surrender notes for conversion at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date without regard to the foregoing conditions. Notwithstanding the foregoing, a holder’s right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase. In addition, if a holder has exercised its right to require us to repurchase its notes, subject to all other restrictions on conversion, such holder may convert its notes only if it withdraws its repurchase notice and converts its notes prior to 5:00 p.m., New York City time, on the business day immediately preceding such repurchase date.

Our delivery to the holder of the settlement amount (as defined below under “— Payment Upon Conversion”), together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the notes and to satisfy our obligation to pay accrued and unpaid interest through the conversion date. As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

If a holder of notes converts after the record date for an interest payment but prior to the corresponding interest payment date, the holder of notes on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that any holder surrenders notes for conversion, the holder must pay us an amount equal to the interest, if any, that has accrued and that will be paid on the related interest payment date. The foregoing sentence shall not apply if (1) any overdue interest exists at the time of conversion with respect to the notes being converted, but only to the extent of such overdue interest, (2) the holder surrenders any notes for conversion after the close of the business on the record date relating to the interest payment date on July 1, 2011 and the final interest payment date or (3) the notes have been called for redemption on a redemption date within the period between the close of business on the record date and the opening of business on the interest payment date.

Except as described under “— Conversion Rate Adjustments,” we will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the notes.

If you convert notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered to another person, in which case you will pay the tax.

The applicable conversion rate per $1,000 principal amount of notes to be converted will be determined as follows:

•	if the applicable stock price is less than or equal to the base conversion price, the applicable conversion rate will be the base conversion rate as it may be adjusted as described under “— Conversion Rate Adjustments,” or

•	if the applicable stock price is greater than the base conversion price, the applicable conversion rate will be determined in accordance with the following formula:

base conversion rate +	[	(applicable stock price − base conversion price) × incremental share factor applicable stock price	]

The applicable conversion rate, including any additional shares added to the conversion rate in connection with a fundamental change, will not exceed           (which is equal to a conversion price of $      per share); however such maximum conversion rate will be adjusted for all conversion rate adjustments described below under “— Conversion Rate Adjustments — Adjustment Events.”

The “base conversion rate” per $1,000 principal amount of notes is     , subject to adjustment as described under “— Conversion Rate Adjustments” and “— Increase of Conversion Rate upon Certain Fundamental Changes.”

The “base conversion price” is a dollar amount (initially $     ) derived by dividing $1,000 by the base conversion rate.

The “incremental share factor” is          , subject to the same adjustments as the base conversion rate.

The “applicable stock price” is equal to the average of the closing sale prices of our common stock on each trading day during the cash settlement averaging period (as defined below under “— Payment Upon Conversion”).

The “closing sale price” of our common stock on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share at 4:00 p.m., New York City time) on such date reported by the Nasdaq Stock Market or, if our common stock is not quoted or listed for trading on the Nasdaq Stock Market, as reported by the principal national or regional securities exchange on which our common stock is listed or otherwise as provided in the indenture.

The term “trading day” means a day during which trading in our common stock generally occurs and there is no market disruption event.

The term “market disruption event” means (1) a failure by the primary exchange or quotation system on which our common stock trades or is quoted to open for trading during its regular trading session or (2) the occurrence or existence on any trading day for our common stock, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock for an aggregate period in excess of one half hour.

Conversion Upon Satisfaction of Common Stock Price Condition

Prior to January 1, 2027, with respect to any calendar quarter commencing after June 30, 2007, a holder may surrender any of its notes for conversion during such calendar quarter (and only during such quarter) if the closing sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the base conversion price on such last trading day.

Conversion Upon Satisfaction of Trading Price Condition

A holder may surrender its notes for conversion prior to maturity during the five business-day period following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes, as determined by the trustee following a request by a holder of notes in accordance with the procedures described below, for each trading day of such five trading-day period was less than 95% of the product of the average of the closing sale prices of our common stock for such five trading-day period and the applicable conversion rate.

The trustee shall have no obligation to determine the trading price of the notes for this purpose unless we have requested such determination in writing, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price of the notes on any date would be less than 95% of the product of the closing sale price on such date and the applicable conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price of the notes is greater than or equal to 95% of the product of the closing sale price and the applicable conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $1,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the trustee, but two such bids can reasonably be obtained by the trustee, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $1,000,000 principal amount of the notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be less than 95% of the applicable conversion rate of the notes multiplied by the closing sale price on such determination date.

The trustee will determine the trading price of the notes unless we appoint a different bid solicitation agent, who shall not be our affiliate.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is one business day prior to the redemption date, whether or not the notes are otherwise convertible at such time.

Conversion Prior to Maturity

A holder may surrender notes for conversion at any time during the period beginning on January 1, 2027 and ending at the close of business on the business day immediately preceding the maturity date.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute, to all or substantially all holders of our common stock, rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average of the closing sale prices of our common stock for the ten trading days immediately preceding the date that such distribution was first publicly announced; or

•	distribute, to all or substantially all holders of our common stock, cash, other assets, debt securities or certain rights or warrants to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the trading day immediately preceding the date that such distribution was first publicly announced, we must notify the holders of notes at least 20 trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place (in which event the holder would be permitted to withdraw its notes submitted for conversion). This provision shall not apply if the holder of a note otherwise participates in the distribution on an as-converted basis (assuming for such purposes that conversion was made solely into shares of our common stock at the then applicable conversion rate) without conversion of such holder’s notes.

In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction (a “business combination”), in each case pursuant to which the shares of our common stock would be converted into (or holders of such shares would be entitled to receive) cash, securities or other property, a holder may surrender its notes for conversion at any time from and after the effective date of such transaction until and including the date that is 30 days after the effective date of such transaction.

In the event of a make-whole fundamental change (as defined below under “— Increase of Conversion Rate upon Certain Fundamental Changes”), a holder may surrender its notes for conversion at any time from and including the date that is ten days prior to the anticipated effective date of the make-whole fundamental change until and including the date that is 30 days after the effective date of such fundamental change; provided, however, we will have no obligation to deliver any settlement amount in respect of any such conversion prior to the effective date of such make-whole fundamental change.

If a transaction also constitutes a fundamental change (as described below), such holder can instead require us to repurchase all or a portion of its notes as described under “— Repurchase of Notes at the Option of Holders upon a Fundamental Change.”

Payment Upon Conversion

Subject to certain exceptions described below under “ — Increase of Conversion Rate upon Certain Fundamental Changes,” we will deliver to holders in respect of each $1,000 principal amount of notes surrendered for conversion a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days during the applicable cash settlement averaging period.

The “daily settlement amount,” for each of the 20 consecutive trading days during a cash settlement averaging period, shall consist of:

•	cash equal to the lesser of $50 and the daily conversion value; and

•	to the extent the daily conversion value exceeds $50, a number of shares equal to (A) the difference between the daily conversion value and $50, divided by (B) the closing sale price of our common stock for such day.

The “daily conversion value” means, for each of the 20 consecutive trading days during a cash settlement averaging period, one-twentieth (1/20) of the product of (1) the applicable conversion rate on such day and (2) the closing sale price of our common stock on such day. In addition, for purposes of the foregoing, the daily conversion values of reference property (as defined below under “— Conversion Rate Adjustments — Treatment of Reference Property”) will be determined by reference to (i) in the case of reference property or part of reference property that is traded on a United States national securities exchange, including the NASDAQ Global Market or NASDAQ Global Select Market, the closing sale price of such security or common stock, which shall be determined in the same manner as the determination of the closing sale price of our common stock, (ii) in the case of any other property other than cash, the value thereof as determined by two independent nationally recognized investment banks as of the effective date of the transaction and (iii) in the case of cash, at 100% of the amount thereof.

The “cash settlement averaging period” with respect to any note being converted means the 20 consecutive trading-day period beginning on and including the second trading day after the conversion date (as defined below), except that with respect to any conversion date during the 30 calendar day period prior to the maturity date or a redemption date, as applicable, the cash settlement averaging period means the 20 consecutive trading days beginning on and including the 22nd scheduled trading day prior to the maturity date or redemption date, as the case may be.

We will deliver the settlement amount to holders who have tendered notes for conversion on the third business day immediately following the last day of the cash settlement averaging period in respect of such notes; provided that, in the event of reference property which consists entirely of assets under clauses (ii) and (iii) of the second preceding paragraph, we will pay the holders as promptly as practicable, but in no event later than the third business day after the date of determination of the value of such consideration, provided that no payment will be made prior to the occurrence of the transaction.

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the average of the closing sale prices on each trading day during the relevant cash settlement averaging period. For purposes of the foregoing, fractional shares arising from the calculation of the daily settlement amount for any day in the cash settlement averaging period shall be aggregated with fractional shares for all other days in such period in determining the settlement amount, and any whole shares resulting therefrom shall be issued and any remaining fractional shares shall be paid in cash.

Conversion Procedures

The right of conversion attaching to any note may be exercised (a) if such note is represented by a global note, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of DTC, or (b) if such note is represented by a certificated security (under the circumstances described in “— Book-Entry Delivery and Form”), by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed conversion notice and appropriate endorsements and transfer documents if required by the conversion agent. The “conversion date” shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met.

The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares of common stock (if any) will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of notes held in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the conversion is effective and to the extent that any shares of our common stock are issued upon conversion.

As soon as practicable following the conversion date but no later than the third business day after the last trading day of the applicable cash settlement averaging period, and assuming a holder has satisfied all other requirements, we will cause to be delivered to such holder certificates representing the number of full shares of our common stock into which the notes are converted and cash in lieu of fractional shares.

Increase of Conversion Rate upon Certain Fundamental Changes

If a holder elects to convert notes in connection with a “make-whole fundamental change” that occurs prior to July 1, 2011, we will increase the applicable conversion rate by a number of shares, referred to as the “additional shares,” as described below. Any conversion of the notes by a holder will be deemed for these purposes to be in connection with such make-whole fundamental change if the notice of conversion is received by the conversion agent on a date from and including the date that is 10 days prior to the anticipated effective date of the make-whole fundamental change until and including the date that is 30 days after the effective date of such make-whole fundamental change. A “make-whole fundamental change” means any transaction or event that constitutes a fundamental change pursuant to clauses (1), (2) and (3) under the definition of fundamental change as described under “— Repurchase of Notes upon a Fundamental Change,” after giving effect to all exceptions and exclusions to such definition.

The increase in the conversion rate will be expressed as a number of additional shares per $1,000 principal amount of notes and is based on the date on which the make-whole fundamental change occurs or becomes effective, referred to as the “effective date,” and the price, referred to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the make-whole fundamental change, subject to adjustment as described under “— Conversion Rate Adjustments.” If holders of our common stock receive only cash in connection with a fundamental change described in clause (2) of the definition thereof, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average of the closing sale prices of our common stock over the five consecutive trading-day period ending on the trading day preceding the effective date of the fundamental change. We will give notice of such make-whole fundamental change to all record holders of the notes no later than 15 days prior to the anticipated effective date of the make-whole fundamental change. If we do not know or expect that a make-whole fundamental change will occur until after such date, we will notify the holders promptly after we have this knowledge.

The stock prices set forth in the first column of the table below will be adjusted as of any date on which the base conversion rate of the notes is adjusted, as described under “— Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the base conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the base conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the base conversion rate as set forth under “— Conversion Rate Adjustments.”

The following table sets forth the increase in the applicable conversion rate, expressed as a number of additional shares of our common stock to be received per $1,000 principal amount of notes, upon a conversion in connection with a make-whole fundamental change that occurs in the corresponding period.

The hypothetical stock prices and corresponding additional shares set forth in the table below were calculated using the closing stock price of our common stock on June 12, 2007, are based on certain assumptions and are for illustrative purposes only. The final stock prices and additional shares will be set forth in the final prospectus supplement and may differ from those set forth below.

	Effective Date
	June 20,	July 1,	July 1,	July 1,	July 1,
Stock Price	2007	2008	2009	2010	2011

$42.10	8.91	8.91	8.91	8.91	8.91
$45.00	8.09	7.56	7.10	6.89	7.38
$50.00	7.06	6.37	5.68	5.07	5.15
$55.00	6.39	5.60	4.74	3.82	3.34
$60.00	5.96	5.12	4.17	3.04	1.82
$65.00	5.70	4.84	3.85	2.61	0.56
$70.00	5.22	4.37	3.37	2.12	0.00
$75.00	4.59	3.75	2.78	1.56	0.00
$80.00	4.08	3.28	2.34	1.20	0.00
$85.00	3.67	2.90	2.01	0.95	0.00
$90.00	3.33	2.60	1.77	0.79	0.00
$95.00	3.05	2.36	1.57	0.68	0.00
$100.00	2.81	2.16	1.42	0.61	0.00
$125.00	2.04	1.54	1.00	0.43	0.00
$150.00	1.61	1.21	0.79	0.34	0.00
$175.00	1.33	1.00	0.66	0.29	0.00
$200.00	1.12	0.85	0.56	0.24	0.00
$225.00	0.97	0.74	0.48	0.21	0.00
$250.00	0.85	0.64	0.42	0.18	0.00
$275.00	0.75	0.57	0.37	0.16	0.00
$300.00	0.67	0.51	0.33	0.14	0.00

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $ per share (subject to adjustment as described above), no increase in the applicable conversion rate will be made; and

•	if the stock price is less than $ per share (subject to adjustment as described above), no increase in the applicable conversion rate will be made.

Our obligations to deliver the additional shares to holders that convert their notes in connection with a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Conversion Rate Adjustments

Adjustment Events

The base conversion rate and incremental share factor will be adjusted:

(1) upon the issuance of shares of our common stock as a dividend or distribution on any class of our capital stock;

(2) upon certain subdivisions, combinations or reclassifications of our common stock;

(3) upon the issuance to all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days from the issuance date thereof to subscribe for or purchase our common stock, at a price per share less than the average of the closing sale prices of our common stock for the five consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance; provided that the base conversion rate and incremental share factor for the notes will be readjusted to the extent that the rights or warrants are not exercised prior to their expiration;

(4) upon the distribution to all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets (including shares of capital stock or similar equity interests in or relating to a subsidiary or other business unit), or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above or a distribution referred to in clause (6) below, in each case pursuant to which an adjustment is made; and

•	distribution of rights pursuant to a shareholder rights plan;

(5) upon the occurrence of any dividend or any other distribution of cash (other than in connection with our liquidation, dissolution or winding up or as contemplated by clause (6) below) to all holders of our common stock, in which case, immediately prior to the opening of business on the “ex” date (as defined below) for the dividend or distribution, the base conversion rate and incremental share factor shall be increased so that it equals the base conversion rate or incremental share factor, as applicable, in effect at the close of business on the business day immediately preceding the “ex” date for the dividend or distribution multiplied by a fraction:

(a) whose numerator is the average of the closing sale price of our common stock for each of the five consecutive trading days ending on the trading day immediately preceding the ex date for such dividend or distribution; and

(b) whose denominator is the same average of the closing sale price of our common stock less the per share amount of such dividend or distribution;

(6) upon the distribution of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing sale price per share of our common stock on the tenth trading day immediately following the last date, referred to as the “expiration date,” on which tenders or exchanges may be made pursuant to the tender or exchange offer, in which case, immediately prior to the opening of business on the ex date, the base conversion rate and incremental share factor shall be increased so that it equals the base conversion rate or incremental share factor, as applicable, in effect immediately before the close of business on the expiration date multiplied by a fraction:

(a) whose numerator is the sum of:

(i) the aggregate amount of cash and the aggregate value of any such other consideration distributed in connection with the tender or exchange offer; and

(ii) the product of (A) the closing sale price per share of our common stock on the tenth trading day immediately following the expiration date and (B) the number of shares of our common stock outstanding as of the last time, referred to as the “expiration time,” tenders or exchanges could have been made pursuant to the tender or exchange offer (after giving effect to the purchase of shares validly tendered and not withdrawn in connection with the tender or exchange offer and any shares held in our treasury); and

(b) whose denominator is the product of:

(i) the closing sale price per share of our common stock on the tenth trading day immediately following the expiration date; and

(ii) the number of shares of our common stock outstanding as of the expiration time (without giving effect to the purchase of shares validly tendered and not withdrawn in connection with the offer, but excluding any shares held in our treasury).

In the event that a distribution described in clause (4) above consists of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the base conversion rate and incremental share factor will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the ten consecutive trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the principal United States securities exchange on which the securities are then traded, or if not so traded, on any United States system of automated dissemination of quotations of securities prices or an established over-the-counter trading market in the United States.

The term “ex” date means:

•	when used with respect to any dividend or distribution, the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such dividend or distribution; and

•	when used with respect to any tender offer or exchange offer, the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained after the expiration time.

The term “market value” means the average closing sale price of our common stock or the distributed securities, as the case may be, for a five consecutive trading-day period ending immediately prior to the date of determination.

No adjustment to the base conversion rate or incremental share factor will be made if we provide that the holders of the notes will participate in the distribution without conversion.

Whenever any provision of the indenture requires us to calculate an average of the closing sale price over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the base conversion rate and incremental share factor as described above at any time during the period from which the average is to be calculated.

Adjustments to the base conversion rate and incremental share factor will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the base conversion rate or incremental share factor unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account in any subsequent adjustment of the conversion rate and incremental share factor; provided that we will make any carry forward adjustments not otherwise effected on each anniversary of the first issue date of the notes, upon conversion, upon repurchase or redemption and five business days prior to the stated maturity of the notes.

Events That Will Not Result in Adjustment

The base conversion rate and incremental share factor will not be adjusted, among other things:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries; or

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in either the preceding bullet or above under “— Adjustment Events.”

Treatment of Rights

In the event we adopt or implement a shareholder rights agreement, referred to as a “shareholder rights plan,” pursuant to which rights, referred to as “Rights,” are distributed to the holders of our common stock and such shareholder rights plan provides that each share of common stock issued upon conversion of the notes at any time prior to the distribution of separate certificates representing such Rights will be entitled to receive such Rights, then there shall not be any adjustment to the conversion privilege, conversion rate or incremental share factor at any time prior to the distribution of separate certificates representing such Rights. If, however, prior to any conversion, the Rights have separated from the common stock, the base conversion rate and incremental share factor shall be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of capital stock, evidences of indebtedness, our assets, debt securities or rights as described in clause (4) under “— Conversion Rate Adjustments — Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such Rights.

Treatment of Reference Property

In the event of:

•	any reclassification of our common stock (other than a change only in par value, or from par value to no par value or from no par value to par value, or a change as a result of a subdivision or combination of our common stock);

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of the property and assets of us as an entirety or substantially as an entirety,

in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the applicable conversion rate immediately prior to such transaction would have owned or been entitled to receive, referred to as the “reference property,” upon such transaction (assuming for such purposes such conversion were settled entirely in our common stock and without giving effect to any adjustment to the base conversion rate with respect to a transaction constituting a fundamental change as described in “— Increase of Conversion Rate upon Certain Fundamental Changes”) immediately prior to such transaction, except that such holders will not receive additional shares if such holder does not convert its notes “in connection with” the relevant fundamental change. If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of such consideration received by the holders of our common stock that affirmatively make such an election.

Voluntary Increases of Conversion Rate

Subject to applicable stock exchange rules and listing standards, we are permitted to increase the applicable conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We are required to give at least 15 days’ prior notice of any increase in the applicable conversion rate. Subject to applicable stock exchange rules and listing standards, we may also increase the applicable conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the conversion price. See “Certain Material U.S. Federal Tax Considerations” below for a relevant discussion.

Optional Redemption of the Notes

Beginning on July 1, 2011, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, up to, but not including, the date of redemption (unless the redemption date is between a record date and the following interest payment date, in which case we instead will pay any accrued interest to the holder of record as of such record date). We will give not less than 30 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes.

If we choose to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may select for redemption portions of the principal amount of any note in principal amounts of $1,000 and integral multiples thereof.

We may not redeem the notes if we have failed to pay any interest when due and such failure to pay is continuing.

Repurchase of Notes on Specified Dates

A holder has the right to require us to repurchase all or a portion of its notes on July 1, 2011, July 1, 2017 and July 1, 2022. We will repurchase the notes as to which these repurchase rights are exercised for cash at a price equal to 100% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest, if any, up to, but not including, the date of repurchase (unless the repurchase date is between a record date and the following interest payment date, in which case we instead will pay any accrued interest to the holder of record as of such record date).

In the case of a repurchase on July 1, 2011, July 1, 2017 or July 1, 2022 that is not in connection with a fundamental change, we will be required to give notice on a date not less than 30 days nor more than 60 days prior to each date of repurchase to the trustee and all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to repurchase their notes. We will be required to repurchase the notes on a date that is not less than 15 nor more than 45 business days after the date we mail such notice.

Repurchase of Notes upon a Fundamental Change

In the event of a fundamental change (as defined below) each holder will have the right at its option, subject to the terms and conditions of the indenture, to require us to repurchase some or all of such holder’s notes for cash in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date (unless the repurchase date is between a record date and the following interest payment date, in which case we instead will pay any accrued interest to the holder of record as of such record date). We will be required to repurchase the notes on a date that is not less than 15 nor more than 45 business days after the date we mail the notice referred to below.

No later than 15 days prior to the anticipated effective date of fundamental change or five days after such later date on which we have actual knowledge of such fundamental change, we must mail to the trustee, all holders of the notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, which notice must state, among other things:

•	the events causing such fundamental change;

•	the date of such fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the names and addresses of the paying and conversion agents;

•	the conversion rate, and any increase to the conversion rate that will result from the fundamental change;

•	that notes with respect to which a repurchase notice is given by the holder may be converted only if either (1) the repurchase notice has been withdrawn in accordance with the terms of the indenture or (2) there has been a default in the payment of the fundamental change purchase price; and

•	the procedures that holders must follow to exercise the right.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

(1) any “person” or “group” (other than us or our employee benefit plans) becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

(2) we consolidate with, or merge with or into, another person or in a single transaction or a series of transactions we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, provided, however, that the following transactions will be deemed not to be a fundamental change:

•	any transaction (a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock or (b) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

(3) the common stock into which the notes are then convertible ceases to be listed on the New York Stock Exchange, Nasdaq or another national securities exchange and is not then quoted on an established automated over-the-counter trading market in the United States;

(4) during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election to such board of directors or whose nomination for election by our shareholders was approved by a vote of at least a majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

(5) our stockholders approve any plan or proposal for our liquidation or dissolution.

However, a fundamental change will not be deemed to have occurred in the case of a merger or consolidation, if at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock (or depositary shares or receipts in respect thereof) of a company traded on a national securities exchange or quoted on the Nasdaq Global Market or Nasdaq Global Select Market (or which will be so traded or quoted when issued or exchanged in connection with the transaction) and as a result of such transaction or transactions the notes are convertible into cash and the consideration received by holders of our common stock as set forth under “— Conversion Rights — Payment Upon Conversion.”

For purposes of this fundamental change definition:

•	“person” and “group” shall have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“board of directors” means the board of directors or other governing body charged with the ultimate management of any person;

•	“capital stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors.

The term “all or substantially all” as used in the definition of fundamental change will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure holders how a court would interpret this phrase under applicable law if holders elect to exercise their rights following the occurrence of a transaction which such holders believe constitutes a transfer of “all or substantially all” of our assets.

This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of antitakeover provisions.

We could, in the future, enter into certain transactions, including mergers or recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Repurchase Right Procedures

To exercise a repurchase right, a holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such notes are being tendered for repurchase pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the certificate numbers of the notes being withdrawn, if applicable;

•	the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

We will agree under the indenture to:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change.

Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest, if any, on such notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors — Risks Related to the Offering — We may not be able to repurchase the notes when required by the holders, including upon a fundamental change or other specified dates at the option of the holder, or pay you cash upon conversion of your notes.”

Events of Default

Each of the following constitutes an event of default with respect to the notes:

(1) a default in the payment when due of any principal of any of the notes at maturity, upon redemption, upon exercise of a repurchase right or otherwise;

(2) a default in the payment of any interest when due under the notes, which default continues for 30 days;

(3) our failure to deliver the settlement amount when such settlement amount is required to be delivered upon conversion of a note, and we do not remedy such default within five days;

(4) our failure to provide notice of the occurrence of a fundamental change when required by the indenture, if such failure continues for 30 days after we receive notice of our failure to do so;

(5) our failure to comply with any of our other agreements in the notes or the indenture upon receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and our failure to cure (or obtain a waiver of) such default within 90 days after we receive such notice;

(6) (i) our failure to make any payment by the end of any applicable grace period after maturity of principal and/or accrued interest with respect to any obligations (other than nonrecourse obligations) of us for borrowed money or evidenced by bonds, notes or similar instruments owed to third parties, referred to as “Indebtedness,” where the amount of such due and unpaid principal and/or accrued interest is in an aggregate amount in excess of $20.0 million, or (ii) the acceleration of principal and/or accrued interest with respect to Indebtedness, where the amount of such accelerated principal and interest because of a default with respect to such Indebtedness is in an amount in excess of $20.0 million, in any such case of (i) or (ii), without such Indebtedness having been paid or discharged or such acceleration having been cured, waived, rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the notes then outstanding. However, if any such failure or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred and any acceleration as a result of the related event of default shall be automatically rescinded; or

(7) certain events of bankruptcy, insolvency or reorganization of us or any significant subsidiary.

The term “significant subsidiary” means any of our subsidiaries which has: (i) consolidated assets or in which we and our other subsidiaries have investments equal to or greater than 10% of our total consolidated assets; or (ii) consolidated gross revenue equal to or greater than 10% of our consolidated gross revenue, measured as at the end of our most recently completed fiscal year in the case of consolidated assets or investments or for the most recently completed fiscal year in the case of consolidated gross revenue.

Notwithstanding the foregoing, to the extent we so elect, the sole remedy for an event of default relating to the failure to comply with our obligations as described below under “— SEC Reporting” or for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act will for the first 90 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.50% of the principal amount of the notes. All references to “interest” in this “Description of the Notes” are deemed to include this additional interest, if any, and accrued additional interest will be payable on scheduled interest payment dates.

The additional interest will accrue on all outstanding notes from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs to but not including the 90th day thereafter (or such earlier date on which the event of default relating to the reporting obligations shall have been cured or waived). On such 90th day (or earlier, if the event of default relating to the reporting obligations is cured or waived prior to such 90th day), the additional interest will cease to accrue and, if the event of default relating to reporting obligations has not been cured or waived prior to such 90th day, the notes will be subject to acceleration as provided below. These provisions will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event that we do not elect to pay the additional interest upon an event of default relating to reporting obligations, the notes will be subject to acceleration as provided below.

If an event of default other than an event of default described in clause (7) above with respect to us occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes then outstanding plus any interest on the notes accrued and unpaid, if any, through the date of such declaration to be immediately due and payable.

The indenture provides that if an event of default described in clause (7) above with respect to us occurs, the principal amount of the notes plus accrued and unpaid interest, if any, will automatically become immediately due and payable.

At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than:

•	our uncured failure to pay principal of or any interest, if any, on any note when due at maturity, upon redemption or the payment of any repurchase price;

•	our uncured failure to convert any note into cash or, if applicable, shares of our common stock in accordance with the terms of the indenture; or

•	our uncured failure to comply with any of the provisions of the indenture that cannot be modified without the consent of the holder of each outstanding note.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

If an event of default occurs, any notes in book-entry form only at DTC may, at the holder’s option, be exchanged for notes in certificated form registered in the name of the beneficial owner or its nominee.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person or convey, transfer or lease all or substantially all of our properties and assets to any successor person, unless:

•	we are the surviving person or the resulting, surviving or transferee person, if other than us, is a corporation, limited liability company or, partnership organized and validly existing under the laws of the United States of America, any state of the United States of America, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions described in the indenture are met.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions could constitute a fundamental change and permit each holder to require us to repurchase the notes of such holder as described under “— Repurchase of Notes upon a Fundamental Change.” An assumption of our obligations under the notes and the indenture by such person might be deemed for United States federal income tax purposes to be an exchange of the notes for new notes by the beneficial owners thereof, possibly resulting in recognition of gain or loss for such purposes and other adverse tax consequences to the beneficial owner. You should consult your own tax advisors regarding the tax consequences of such an assumption. See “Certain Material U.S. Federal Tax Considerations.”

Modification and Waiver

Except as described below, we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may, without notice to the other holders, waive our compliance in any instance with any provision of the indenture or waive any past default under the indenture and its consequences, except an uncured default in the payment of any amount due, or in the obligation to deliver common stock, with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note affected if such amendment, supplement or waiver would:

(1) change the stated maturity of the principal of or the payment date of any installment of interest on or with respect to the notes;

(2) reduce the principal amount, repurchase price, redemption price or the base conversion rate and incremental share factor (except in a manner provided for in the indenture) of any note or the rate of interest on any note;

(3) reduce the amount of principal payable upon acceleration of the maturity of any note;

(4) change the currency in which the principal, repurchase price, redemption price or interest with respect to the notes is payable;

(5) impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

(6) modify the provisions with respect to the repurchase rights of the holders described under “— Repurchase of Notes upon a Fundamental Change” or “— Repurchase of Notes on Specified Dates” or our redemption rights described under “— Optional Redemption of the Notes” in a manner adverse to holders;

(7) adversely affect the right of holders to convert notes, other than as provided in the indenture;

(8) reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

(9) alter the manner of calculation or rate of accrual of interest, repurchase price, redemption price or the conversion rate (except in a manner provided for in the indenture) on any note or extend the time for payment of any such amount.

We and the trustee may amend or supplement the indenture or the notes, without notice to or the consent of the holders, to among other things:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes;

(3) provide for the assumption of our obligations to holders of notes and the adjustment of conversion rights in the case of a share exchange, merger or consolidation or sale of all or substantially all of our assets;

(4) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the indenture of any such holder;

(5) add a guarantor;

(6) comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(7) secure the notes;

(8) increase the conversion rate;

(9) comply with the rules of any applicable securities depositary, including DTC;

(10) conform the text of the indenture or the notes to any provision of this description of the notes to the extent that the text of this description of notes was intended by us and the underwriters to be a recitation of the text of the indenture or the notes as represented by us to the trustee in an officers’ certificate;

(11) provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture;

(12) provide for the issuance of additional notes, to the extent that we and the trustee deem such amendment necessary or advisable in connection with such issuance; provided that no such amendment or supplement may impair the rights or interests of any holder of the outstanding notes;

(13) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

(14) modify the restrictions and procedures for resale and other transfers of notes or our common stock pursuant to law, regulation or practice relating to the resale or transfer of restricted securities generally.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or conversion agent, as the case may be, after all of the notes have become due and payable, whether at maturity, any redemption date or any repurchase date, cash, shares or other consideration (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

SEC Reporting

The indenture requires us to provide the trustee with a copy of the reports we must file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act no later than 15 days after the date those reports are required to be filed with the SEC.

Calculations in Respect of the Notes

We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the sale price of our common stock, the trading price of the notes, and the amount of any increase in the conversion rate for any notes converted in connection with a fundamental change. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

U.S. Bank National Association will be the trustee under the indenture. The trustee will be the paying agent, conversion agent and registrar for the notes.

If the trustee becomes one of our creditors, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims, as security or otherwise. The trustee will be permitted to engage in other transactions; if, however, after a default has occurred and is continuing, it acquires any conflicting interest, it must eliminate such conflict with 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

Book-Entry Delivery and Form

We will initially issue the notes in the form of one or more global notes. The global note will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee.

Except as set forth below, the global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global note directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form, referred to as “certificated securities,” will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC, referred to as “participants,” and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, referred to as the “indirect participants,” that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

Owners of beneficial interests in global notes who desire to convert their notes in accordance with the indenture should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global note will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global note, holders will not be entitled to have the notes represented by the global note registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global note. We understand that, under existing industry practice, if an owner of a beneficial interest in the global note desires to take any action that such holder would be authorized to take if the holder held notes of record, that DTC, as the holder of record of the global note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, and any interest on, the notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note. We expect that DTC or its nominee, upon receipt of any payment of principal of, or interest on, the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or conversion agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global note for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global note owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in certificated form in exchange for such interest if an event of default has occurred and is continuing.

DESCRIPTION OF CAPITAL STOCK

General

We have 205,000,000 authorized shares of capital stock, consisting of 200,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of June 12, 2007, we had 28,838,073 shares of common stock outstanding and no shares of preferred stock outstanding.

The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated certificate of incorporation and amended and restated by-laws, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Common Stock

Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders, except with respect to any amendment of the certificate of incorporation that relates solely to the terms of a series of outstanding preferred stock if the affected holders of such series are entitled to vote on the amendment. The holders of common stock do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available to pay dividends. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably all assets after the payment of our liabilities, subject to the prior rights of any outstanding preferred stock that we may designate and issue in the future. Holders of common stock have no preemptive, subscription, redemption or conversion rights. They are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, powers, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series and on one or more occasions. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as the board of directors may determine. These rights and privileges may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire us, or discourage a third party from attempting to acquire us.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, consolidations, asset sales and other transactions involving our company and an interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of the company’s voting stock.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that:

•	the board of directors be divided into three classes with staggered three-year terms;

•	directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock entitled to vote; and

•	any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from attempting to do so.

Our amended and restated certificate of incorporation and amended and restated by-laws also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting;

•	special meetings of the stockholders may only be called by the chairman of the board of directors, the president, the chief executive officer or the board of directors; and

•	in order for any matter to be considered properly brought before a meeting, a stockholder must comply with requirements regarding advance notice to us.

These provisions could delay until the next stockholders meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Generally, our amended and restated by-laws may be amended or repealed by a majority vote of the board of directors or the holders of 75% of the combined voting power of the shares of our capital stock issued and outstanding and entitled to vote. To amend our amended and restated by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, or the election, removal and classification of members of the board of directors requires the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus supplement, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, or the IRS, so as to result in U.S. federal income and estate tax consequences different from those discussed below. Except where noted, this summary deals only with a note or share of common stock held as a capital asset by a beneficial owner who purchases the note on original issuance at the first price at which a substantial amount of the notes are sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, which we refer to as the “issue price.” This summary does not address all aspects of U.S. federal income and estate taxes related to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	tax consequences to persons holding notes or shares of our common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

•	tax consequences to investors in pass-through entities;

•	tax consequences to certain former citizens or residents of the United States;

•	alternative minimum tax consequences, if any;

•	any state, local or foreign tax consequences; and

•	estate or gift taxes, if any, except as set forth below with respect to non-U.S. holders.

If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

In this discussion, we use the term “U.S. holder” to refer to a beneficial owner of notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

We use the term “non-U.S. holder” to describe a beneficial owner (other than a partnership or other pass-through entity) of notes or shares of common stock received upon conversion of the notes that is not a U.S. holder. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Consequences to U.S. Holders

Taxation of Interest

It is anticipated, and this discussion assumes, that the issue price of the notes will be equal to their stated principal amount. In such case, interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder’s usual method of accounting for tax purposes. If, however, the issue price of the notes is less than their stated principal amount and the difference is more than a de minimis amount (as set forth in the applicable Treasury regulations), a U.S. holder will be required to include the difference in income as original issue discount as it accrues in accordance with a constant yield method.

Additional Payments

If we fail to file certain reports as described under “Description of the Notes — Events of Default,” we may elect to pay additional interest. Because we believe the likelihood that we will make any such additional payments on the notes is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments. Assuming our position is respected, a U.S. holder would be required to include in income such additional amounts at the time the payments are received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, U.S. holders would be required, among other things, (i) to accrue interest income at a rate higher than the stated interest rate on the notes regardless of their method of tax accounting, (ii) treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and (iii) treat the entire amount of recognized gain upon a conversion of notes as taxable. Our determination that the notes are not contingent payment debt instruments is binding on U.S. holders unless they disclose their contrary positions to the IRS in the manner that is required by applicable U.S. Treasury regulations.

Sale, Redemption or Other Taxable Disposition of Notes

Except as provided below under “Consequences to U.S. Holders — Conversion of Notes,” a U.S. holder generally will recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon such sale, redemption or other taxable disposition and such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s tax basis in a note will generally be equal to the amount that such U.S. holder paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such capital gain or loss will be a long-term capital gain or loss. Otherwise, such capital gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. A U.S. holder’s ability to deduct capital losses may be limited.

Conversion of Notes

Upon conversion of the notes, we may deliver cash or a combination of cash and shares of our common stock, as described above under “Description of the Notes — Conversion Rights — Payment Upon Conversion.”

In the event that we deliver solely cash upon such a conversion, the U.S. holder’s gain or loss will be determined in the same manner as if the U.S. holder disposed of the notes in a taxable disposition (as described above under “Consequences to U.S. Holders — Sale, Redemption or Other Taxable Disposition of Notes”).

In the event that we deliver common stock and cash upon such a conversion, the U.S. federal income tax treatment of the conversion is uncertain. U.S. holders should consult their tax advisors regarding the consequences of such a conversion. It is possible that the conversion may be treated as a recapitalization or as a part conversion and part redemption, as discussed below.

Treatment as a Recapitalization.  If we pay a combination of cash and stock in exchange for notes upon conversion, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that, as a result, the exchange would be treated as a recapitalization (although we cannot guarantee that the IRS will not challenge this conclusion). In such case, capital gain, but not loss, would be realized equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such) over a U.S. holder’s adjusted tax basis in the notes, and such gain would be recognized to the extent of the amount of cash received (excluding amounts attributable to accrued interest and cash in lieu of fractional shares). The amount of capital gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. holder would receive in respect of the fractional share and the portion of the U.S. holder’s adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. holder’s holding period for shares of common stock would include the period during which the U.S. holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Alternative Treatment as Part Conversion and Part Redemption.  If the conversion of a note into cash and common stock were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxed in the manner described under “Consequences to U.S. Holders — Sale, Redemption or Other Taxable Disposition of Notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the common stock received would be treated as having been received upon a conversion of the note, which generally would not be taxable to a U.S. holder except to the extent of any common stock received with respect to accrued interest. In such case, the U.S. holder’s tax basis in the note would generally be allocated pro rata among the common stock received (other than common stock received with respect to accrued interest), the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

If you convert your notes between a record date for an interest payment and the next interest payment date and consequently receive a payment of cash interest, which you were required to pay upon surrender of your notes for conversion, as described in “Description of the Notes — Conversion Rights”, you should consult your own tax advisor concerning the appropriate treatment of such payments.

Assumption of our Obligations under the Notes

Under certain circumstances described under the heading “Description of the Notes — Consolidation, Merger and Sale of Assets,” our obligations under the notes and the indenture may be assumed by another person. An assumption by another person of our obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange by a holder of the notes for new notes, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holder. Holders should consult their own tax advisor regarding the tax consequences of such an assumption.

Distributions

Distributions made on our common stock generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. With respect to dividends received by certain non-corporate U.S. holders, for taxable years beginning before January 1, 2011, the lower applicable long-term capital gains rates may apply if certain holding period requirements are satisfied. Dividends received by corporate U.S. holders may be eligible for a dividends-received deduction, subject to applicable limitations.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances, as described in “Description of Notes — Conversion of Notes — Conversion Rate Adjustments and — Increase of Conversion Rate Upon Certain Fundamental Changes.” Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and adjustments to the conversion rate upon certain fundamental changes) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such an adjustment is made and does not so qualify, a U.S. holder generally will be deemed to have received a distribution even if the U.S. holder has not received any cash or property as a result of such adjustment. Any deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the description above under “Distributions.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay backup withholding taxes on behalf of a U.S. holder (because such U.S. holder failed to establish an exemption from backup withholding taxes), we may, at our option, set-off any such payment against payments of cash and common stock payable on the notes.

Sale, Certain Redemptions or Other Taxable Disposition of Common Stock

Upon the sale, certain redemption or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such disposition and (ii) the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). A backup withholding tax will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest

The 30% U.S. federal withholding tax will not be applied to any payment of interest to a non-U.S. holder provided that:

•	interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment);

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the non-U.S. holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	(a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfies the certification requirements of applicable Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then, although the non-U.S. holder will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

If we fail to file certain reports as described under “Description of the Notes — Events of Default,” we may elect to pay additional interest. Payments of additional interest may be subject to U.S. withholding tax at a rate of 30% unless the non-U.S. holder provides certain certifications claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with such holder’s conduct of a trade or business in the United States, as described above. If tax is withheld from any payment of additional interest made to a non-U.S. holder and such payment were determined not to be subject to U.S. federal tax, a non-U.S. holder that timely files an appropriate claim for refund with the IRS would be entitled to a refund of any such tax withheld.

Dividends and Constructive Distributions

Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “Consequences to U.S. Holders — Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set-off any such payment against payments of cash and common stock payable on the notes.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock

Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable disposition of common stock or a note, as well as upon the conversion of a note into cash or into a combination of cash and stock, will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the 5-year period ending on the date of disposition of the notes or common stock, as the case may be; provided, that as long as our common stock is regularly traded on an established securities market, generally only non-U.S. holders who have held more than 5% of such class of stock at any time during such five-year or shorter period would be subject to taxation under this rule. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

If a non-U.S. holder is described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates and in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, or at such lower rate as may be specified by an applicable income tax treaty. If a non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. Any common stock which a non-U.S. holder receives on the conversion of a note that is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “Consequences to Non-U.S. Holders — Payments of Interest.”

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest and dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under “Consequences to Non-U.S. Holders — Payments of Interest” has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, who is not an exempt recipient. However, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, who is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

U.S. Federal Estate Taxes

A note beneficially owned by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of the individual’s death, provided that:

•	the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code; and

•	interest payments with respect to such note, if received at the time of the individual’s death, would not have been effectively connected with the conduct of a U.S. trade or business by the individual.

Common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of his or her death (including stock treated as owned by such non-U.S. holder by reason of a transfer subject to certain retained powers, or by reason of any transfer within three years of death) will be included in the individual’s estate for U.S. federal estate tax purposes and thus will be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated June   , 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective principal amounts of notes:

Principal
Amount
Underwriter	of Notes

Credit Suisse Securities (USA) LLC	$
Citigroup Global Markets Inc.

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased, other than those notes covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

We have granted to the underwriters a 30-day option to purchase an aggregate of not more than $15,000,000 additional principal amount of the notes at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the notes.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of     % of the principal amount per note. The underwriters and selling group members may allow a discount of     % of the principal amount of notes on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Note				Total
	Without		With		Without	With
	Over-allotment		Over-allotment		Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us		%		%	$	$
Expenses payable by us(1)		%		%	$	$

(1)	The underwriters have agreed to pay $200,000 of our expenses in this offering. The figures in the table give no effect to this reimbursement.

The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any additional debt securities, shares of our common stock, or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, disposition or filing, subject to certain exceptions, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement.

Our executive officers and directors have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

The underwriters have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. In addition, Credit Suisse, Cayman Islands Branch, is administrative agent, collateral agent, sole bookrunner, sole lead arranger, syndication agent and documentation agent under our existing revolving bank credit facility.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the principal amount of the notes over-allotted by the underwriters is not greater than the principal amount of notes that they may purchase in the over-allotment option. In a naked short position, the principal amount of notes involved is greater than the principal amount of the notes in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing notes in the open market.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of notes to close out the short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-allotment option. If the underwriters sell more notes than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the notes who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the notes until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate securities to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

Selling restrictions concerning the Member States of the European Economic Area

With respect to each Member State of the European Economic Area other than France (the “Member States”) which have implemented the Directive 2003/71/CE of the European Parliament and Council dated November 4, 2003 (as implemented by each Member State, the “Prospectus Directive”), no action has been undertaken or will be undertaken to make an offer of any notes to the public that would result in a requirement for the publication of a prospectus in any Member States. Consequently, the notes may be offered in Member States only:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which satisfies two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iii) in any other circumstances not requiring the publication of a prospectus pursuant to article 3(2) of the Prospectus Directive.

For the purposes of this paragraph, the expression “offer to the public of notes in any given Member State” means the communication to persons in any form and by any means, of sufficient information on the terms of the offer of the notes and any notes to be offered so as to enable an investor to decide to purchase or subscribe these notes, except to the extent that such definition has been modified in any given Member State.

Selling restrictions concerning the United Kingdom

Each entity responsible for the placement of the notes acknowledges that:

(i) it has not communicated or caused to be communicated and will only communicate or caused to be communicated any invitation or inducement to engage investment activity within the meaning of article 21 of the Financial Services and Markets Act 2000 (the “FSMA”), received by it in connection with the issuance or sale of any notes and new and/or existing shares delivered upon conversion and/or exchange of the notes (together the “Securities”) in circumstances in which section 21(1) of the FSMA does not apply to us; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done or that will be done by it in relation with the Securities in, from or otherwise involving the United Kingdom.

This prospectus supplement and the accompanying prospectus are for distribution only to persons who (1) are located outside the United Kingdom, (2) have professional experience in matters relating to investments (“investment professionals”) referred to in article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) are “high net worth entities” or other persons, to whom this prospectus may be legally distributed within the meaning of article 49(2)(a) to (d) of the Order (all such persons mentioned in points (1), (2) and (3) together being referred to as “Qualified Persons”). The notes are intended only for Qualified Persons, and no invitation, offer or agreements to subscribe, purchase or otherwise acquire such notes may be proposed or concluded other than with Qualified Persons. Any person other than a Qualified Person may not act or rely on this prospectus supplement and the accompanying prospectus or any provisions hereof or thereof. Persons responsible for the distribution of this prospectus supplement and the accompanying prospectus must act in accordance with the legal provisions applicable to the distribution of this prospectus supplement and the accompanying prospectus.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the notes to the regulatory authority that by law is entitled to collect the information.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the notes will be passed upon for Blackboard by Wilmer Cutler Pickering Hale and Dorr LLP of Washington, D.C. The underwriters have been represented by Shearman & Sterling LLP of New York, New York.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of WebCT, Inc. incorporated in this prospectus supplement and the accompanying prospectus by reference to our Current Report on Form 8-K dated June 13, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

BLACKBOARD INC.

Convertible Senior Notes due 2027

This prospectus relates to our Convertible Senior Notes due 2027 that we may offer or sell from time to time. The notes will be convertible into cash or a combination of cash and shares of our common stock.

The terms of the notes, and other information, will be set forth in one or more supplements to this prospectus, post-effective amendments to the registration statement of which this prospectus is a part, or in one or more documents incorporated by reference therein.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “BBBB.”

You should carefully consider the risk factors included in the accompanying prospectus supplement and in our periodic reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 13, 2007.

You should rely only on the information provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell the notes in any jurisdiction where the offer or sale of the notes is not permitted. You should not assume that the information in this prospectus, the accompanying prospectus supplement or any document incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement, before making an investment decision.

Unless otherwise mentioned or unless the context requires otherwise, when used in this prospectus, the terms “Blackboard,” “we,” “our” and “us” refer to Blackboard Inc.

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FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus and the accompanying prospectus supplement discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called “forward-looking statements” by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” in the accompanying prospectus supplement and are disclosed in the information incorporated by reference in this prospectus, including in Item 1A, Risk Factors, of our Form 10-K for the fiscal year ended December 31, 2006 and our Form 10-Q for the fiscal quarter ended March 31, 2007.

We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy all or any portion of this information at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Blackboard, who file electronically with the SEC. The address of that site is www.sec.gov.

Our Internet website address is www.blackboard.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Blackboard, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus or any prospectus supplement. This prospectus incorporates by reference the documents set forth below that Blackboard has previously filed with the SEC and that are not delivered with this prospectus. These documents contain important information about Blackboard and its financial condition.

Blackboard SEC Filings (File No. 000-50784)	Period

Annual Report on Form 10-K	Fiscal year ended December 31, 2006
Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2007
Current Reports on Form 8-K	Filed February 6, 2007, March 8, 2007, April 23, 2007 and June 13, 2007
The description of Blackboard common stock as set forth in its Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description	Filed on May 28, 2004

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K) between the date of this prospectus and the termination of the offering of securities under this prospectus shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Blackboard Inc.
1899 L Street, N.W.
Washington, D.C. 20036
Attention: Investor Relations
(202) 463-4860

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated into such document.

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THE COMPANY

We are a leading provider of enterprise software applications and related services to the education industry. Our product line consists of various software applications delivered in two suites, the Blackboard Academic Suitetm and the Blackboard Commerce Suitetm. We license these products on a renewable basis, typically for an annual term. Our clients primarily include colleges, universities, schools and other education providers, as well as textbook publishers and student-focused merchants who serve these education providers and their students. These clients use our software to integrate technology into the education experience and campus life, and to support activities such as a professor assigning digital materials on a class website; a student collaborating with peers or completing research online; an administrator managing a departmental website; or a merchant conducting cash-free transactions with students and faculty through pre-funded debit accounts.

We began operations in 1997 as a limited liability company organized under the laws of the state of Delaware and served as a primary contractor to an education industry technical standards organization. In 1998, we incorporated under the laws of the state of Delaware and acquired CourseInfo LLC, which had developed an internal online learning system used by faculty at Cornell University, and had begun marketing its technology to universities and school districts in the United States and Canada.

Our principal office is located at 1899 L Street, N.W., Washington, D.C. 20036 and our telephone number is (202) 463-4860.

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USE OF PROCEEDS

We intend to use the net proceeds from this offering as set forth in the accompanying prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

								Three Months Ended
	Year Ended December 31,							March 31,
	2002	2003	2004		2005		2006	2006		2007

Ratio of earnings to fixed charges(1)	—	—	11.22	x	39.69	x	—	1.29	x	4.17	x

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as (loss) income before (provision) benefit for income taxes and fixed charges. Fixed charges consist of interest expense, portion of rent expense representative of interest factor and amortization of debt discount. Earnings were insufficient to cover fixed charges by approximately $14.7 million, $0.8 million and $15.3 million for the years ended December 31, 2002, 2003 and 2006, respectively.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of notes will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of WebCT, Inc. incorporated in this prospectus by reference to our Current Report on Form 8-K dated June 13, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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